Exhibit (a)(1)(I)
      This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated May 16, 2005, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Class A common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Emmis Communications Corporation by Banc of America Securities LLC and/or Deutsche Bank Securities Inc., the Dealer Managers for the Offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash
by
EMMIS COMMUNICATIONS CORPORATION
of
Up to 20,250,000 Shares of its Class A Common Stock
At a Purchase Price Not Greater Than $19.75 Nor Less Than $17.25 Per Share
      Emmis Communications Corporation, an Indiana corporation (“Emmis”), is offering to purchase for cash up to 20,250,000 shares of its Class A common stock, par value $0.01 per share (the “Class A common stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2005, and in the related Letter of Transmittal, as they may be amended and supplemented from time to time (the “Offer”). Emmis is inviting its shareholders to tender their shares of Class A common stock at prices specified by the tendering shareholder that are not greater than $19.75 nor less than $17.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.
      The Offer is not conditioned on any minimum number of shares of Class A common stock being tendered. The Offer is, however, subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including (i) the receipt by Emmis of debt financing on terms and conditions satisfactory to Emmis, in its reasonable judgment, in an amount sufficient to purchase shares of Class A common stock pursuant to the Offer and to pay related fees and expenses and (ii) the correction of the anti-dilution adjustments in Emmis’ outstanding convertible preferred stock.
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JUNE 13, 2005, UNLESS THE OFFER IS EXTENDED.
      The Board of Directors of Emmis has approved the Offer. However, neither Emmis nor its Board of Directors nor the Dealer Managers or the Information Agent is making any recommendation to its shareholders as to whether to tender or refrain from tendering their shares of Class A common stock, or as to the price or prices at which shareholders may choose to tender their shares of Class A common stock. Shareholders must make their own decisions as to whether to tender their shares of Class A common stock and, if so, how many shares of Class A common stock to tender and the price or prices at which they should tender their shares of Class A common stock. In so doing, you should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including Emmis’ reasons for making the Offer. Emmis’ directors and executive officers have advised Emmis that they do not intend to tender any shares of Class A common stock in the Offer.
      Emmis will, upon the terms and subject to the conditions of the Offer, determine the single per share price, not greater than $19.75 nor less than $17.25 per share, net to the seller in cash, without interest, that it will pay for shares of Class A common stock properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares so tendered and the prices specified by the tendering shareholders. Emmis will select the lowest purchase price (the “Purchase Price”) that will allow Emmis to purchase 20,250,000 shares of Class A common stock, or if a lesser number of shares of Class A common stock are properly tendered, all shares of Class A common stock that are properly tendered and not properly withdrawn, at prices at or below the Purchase Price. Emmis will purchase all shares of Class A common stock properly tendered, and not properly withdrawn, prior to the “expiration time” (as defined below) at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot,” proration and conditional tender provisions.
      Under no circumstances will Emmis pay interest on the Purchase Price for the shares of Class A common stock, regardless of any delay in making payment. Emmis will acquire all shares of Class A common stock acquired in the Offer at the Purchase Price regardless of whether the shareholder selected a lower price. The term “expiration time” means 12:00 midnight, New York City time, on Monday, June 13, 2005, unless and until Emmis, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “expiration time” shall refer to the latest time and date at which the Offer, as so extended by Emmis, shall expire. Emmis reserves the right, in its sole discretion, to purchase more than 20,250,000 shares of Class A common stock under the Offer, subject to applicable law.
      For purposes of the Offer, Emmis will be deemed to have accepted for payment, and therefore purchased, shares of Class A common stock properly tendered (and not properly withdrawn) at or below the Purchase Price, subject to the odd lot, proration and conditional tender provisions of the Offer, only when, as and if Emmis gives oral or written notice to Wachovia Bank, N.A., the Depositary for the Offer, of its acceptance for payment of shares of Class A common stock under the Offer. Emmis will make payment for shares of Class A common stock tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.
      Upon the terms and subject to the conditions of the Offer, if more than 20,250,000 shares of Class A common stock, or such greater number of shares as Emmis may elect to purchase, subject to applicable law, have been properly tendered, and not properly withdrawn prior to the expiration time at prices at or below the Purchase Price, Emmis will purchase properly tendered shares of Class A common stock on the following basis:

•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all their shares of Class A common stock at or below the Purchase Price and do not properly withdraw them before the expiration time (partial tenders will not qualify for this preference);

•	second, on a pro rata basis from all other shareholders who properly tender shares of Class A common stock at or below the Purchase Price, other than shareholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit Emmis to purchase 20,250,000 shares of Class A common stock (or such greater number of shares as Emmis may elect to purchase, subject to applicable law) from holders who have tendered shares of Class A common stock at or below the Purchase Price, subject to the condition that Emmis purchase a specified minimum number of the holder’s shares of Class A common stock if Emmis purchases any of the holder’s shares of Class A common stock in the Offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders that conditionally tender their shares of Class A common stock must have tendered all of their shares.
      Emmis will return all other tendered shares of Class A common stock that it has not purchased promptly after the expiration time.
      Emmis expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares of Class A common stock by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration time. During any such extension, all shares of Class A common stock previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s shares.

      Emmis believes that the Offer is a prudent use of its financial resources given its business profile, assets and current market price, and that investing in its own shares is an attractive use of capital and an efficient means to provide value to its shareholders.
      Generally, a shareholder will be subject to U.S. federal income taxation when the shareholder receives cash from Emmis in exchange for the shares of Class A common stock that the shareholder tenders.
      Tenders of shares of Class A common stock under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration time and, unless previously accepted for payment by Emmis under the Offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on Tuesday, July 12, 2005. For such withdrawal to be effective, Wachovia Bank, N.A. must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares of Class A common stock to be withdrawn and the name of the registered holder of such shares.
      If the certificates for shares of Class A common stock to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible guarantor institution” (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible guarantor institution. If shares of Class A common stock have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.
      Emmis will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of Emmis, Wachovia Bank, N.A., as the Depositary, Georgeson Shareholder Communications, Inc., as the Information Agent, Banc of America Securities LLC and Deutsche Bank Securities Inc., as the Dealer Managers, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.
      The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
      We are mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares of Class A common stock whose names appear on Emmis’ shareholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Class A common stock.
      The Offer to Purchase and the related Letter of Transmittal contain important information that you should read carefully before you make any decision with respect to the Offer. Shareholders may obtain additional copies of the Offer to Purchase and Letter of Transmittal from the Information Agent at the address and telephone number set forth below. The Information Agent will promptly furnish to shareholders additional copies of these materials at Emmis’ expense.

      Please direct any questions or requests for assistance to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares of Class A common stock, please contact the Depositary.
The Information Agent for the Offer is:
17 State Street, 10th Floor
New York, New York 10004
Banks and Brokerage Firms Call: (212) 440-9800
Shareholders Please Call: (866) 399-8748
      The Dealer Managers for the Offer are:

Banc of America Securities LLC	Deutsche Bank Securities Inc.
9 West 57th Street	60 Wall Street
New York, New York 10019	New York, NY 10005
(212) 583-8502	Information: (800) 735-7777
(888) 583-8900, extension 8502
(Call Toll-Free)

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